    As filed with the Securities and Exchange Commission on April 27, 1995.
                                          Registration Statement No. 33-______

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 ____________

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                 ____________

                          WEINGARTEN REALTY INVESTORS
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                 ____________

           TEXAS                                     74-1464203
      (STATE OR OTHER                             (I.R.S. EMPLOYER
JURISDICTION OF INCORPORATION                    IDENTIFICATION NO.)
       OR ORGANIZATION)
                            2600 CITADEL PLAZA DRIVE
                             HOUSTON, TEXAS  77008
                                 (713) 866-6000
                       (ADDRESS, INCLUDING ZIP CODE, AND
                     TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                 ____________

                               STANFORD ALEXANDER
                          WEINGARTEN REALTY INVESTORS
                            2600 CITADEL PLAZA DRIVE
                             HOUSTON, TEXAS  77008
                                 (713) 868-6000
                      (NAME, ADDRESS, INCLUDING ZIP CODE,
                        AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                                 ____________

                                   COPIES TO:
                                ROBERT V. JEWELL
                             ANDREWS & KURTH L.L.P.
                           4200 TEXAS COMMERCE TOWER
                             HOUSTON, TEXAS  77002
                                 (713) 220-4200
                                 ____________

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective and from time to time.

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

 If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

                                 ____________

                        CALCULATION OF REGISTRATION FEE


  Title of Each Class               Amount to be        Proposed Maximum              Proposed Maximum        Amount of
of Securities to be Registered       Registered      Offering Price Per Share    Aggregate Offering Price   Registration

COMMON SHARES OF BENEFICIAL         162,500             $34.75                      $5,646,875            $1,948.00
 INTEREST, PAR VALUE $0.03 PER
 SHARE

____________

 THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                          WEINGARTEN REALTY INVESTORS

        CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K
                 SHOWING THE LOCATION IN THE PROSPECTUS OF THE
                   INFORMATION REQUIRED BY PART I OF FORM S-2

 ITEM NO.   FORM S-2                                  LOCATION OR HEADING IN PROSPECTUS

 1.         Forepart of the Registration Statement     Facing Page; Cross-Reference Sheet;
              and Outside Front Cover Page of          Outside Front Cover Page of Prospectus
              Prospectus

 2.         Inside Front and Outside Back Cover Pages  Available Information; Inside Front Cover Page of
              of Prospectus                            Prospectus; Table of Contents

 3.         Summary Information, Risk Factors and      The Company
              Ratio of Earnings to Fixed Charges

 4.         Use of Proceeds                            Description of the Transaction

 5.         Determination of Offering Price            Description of the Transaction

 6.         Dilution                                   Not Applicable

 7.         Selling Security Holders                   Not Applicable

 8.         Plan of Distribution                       Description of the Transaction

 9.         Description of Securities to be            Description of Shares
              Registered

10.         Interests of Named Experts and Counsel     Not Applicable

11.         Information with Respect to the            Outside Front Cover Page of Prospectus
              Registrant

12.         Incorporation of Certain Information by    Incorporation of Certain Documents by Reference
              Reference

13.         Disclosure of Commission Position on       Not Applicable
              Indemnification for Securities Act
              Liabilities


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A       +
+ REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + + SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR + + MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT + + BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + + THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + + SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + + UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+ OF ANY SUCH STATE.                                                          +
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED APRIL 26, 1995

PROSPECTUS
                                    162,500

                          WEINGARTEN REALTY INVESTORS

                     COMMON SHARES OF BENEFICIAL INTEREST


        THIS PROSPECTUS RELATES TO THE ISSUANCE BY WEINGARTEN REALTY INVESTORS (THE "COMPANY") TO ROTHSCHILD PROPERTY INVESTORS L.P. ("ROTHSCHILD") OF AN AGGREGATE OF 162,500 COMMON SHARES OF BENEFICIAL INTEREST OF THE COMPANY, PAR VALUE $0.03 PER SHARE (THE "SHARES") IN PAYMENT OF THE CONSIDERATION FOR THE ASSETS TO BE ACQUIRED PURSUANT TO THE TERMS OF A PURCHASE AND SALE AGREEMENT, DATED AS OF MARCH 28, 1995 BETWEEN THE COMPANY AND ROTHSCHILD. THE ASSETS TO BE ACQUIRED COMPRISE A SHOPPING CENTER LOCATED IN ALBUQUERQUE, NEW MEXICO.


       THE SHARES ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFERABILITY
                   DESIGNED TO PRESERVE THE COMPANY'S STATUS
                       AS A REAL ESTATE INVESTMENT TRUST.
                          SEE "DESCRIPTION OF SHARES."

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


              THIS PROSPECTUS MUST BE ACCOMPANIED BY THE COMPANY'S
                ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED
                               DECEMBER 31, 1994

                THE DATE OF THIS PROSPECTUS IS APRIL   , 1995.

                             AVAILABLE INFORMATION

      Weingarten Realty Investors (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files periodic and current reports and other information with the Securities and Exchange Commission (the "Commission"). Information concerning Trust Managers and officers, their remuneration and any material interest of such persons in transactions with the Company, as of particular dates, is disclosed in proxy statements distributed to shareholders of the Company and filed with the Commission. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information can also be inspected and copied at the public reference facilities maintained by the Commission at the Commission's Regional Offices located at 500 West Madison Street (Suite 1400), Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048 and at the offices of the New York Stock Exchange, Inc. 20 Broad Street, New York, New York 10005, on which exchange the Common Shares of Beneficial Interest, $0.03 par value, of the Company (the "Shares") are listed.

      The Company furnishes to its securities holders annual reports containing audited financial statements and interim reports containing unaudited financial statements.

      The Company has filed with the Commission a registration statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "1993 Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

 The following documents filed by the Company with the Commission (File No. 1-
9876) are incorporated by reference in this Prospectus:

      (a) Annual Report on Form 10-K for the year ended December 31, 1994.

      (b) 1994 Annual Report to Shareholders; provided, however, that the letter to Company shareholders appearing on pages 2-9 of such Annual Report shall not be deemed incorporated by reference in this Prospectus or in any Company filing under the 1933 Act or the 1934 Act, except to the extent the Company specifically incorporates such letter by reference, and shall not otherwise be deemed filed under such acts.

 All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document or in an accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


 UPON WRITTEN OR ORAL REQUEST OF ANY PERSON TO WHOM A PROSPECTUS IS DELIVERED, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF THE DOCUMENTS WHICH HAVE BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO M. CANDACE DUFOUR, VICE PRESIDENT AND SECRETARY, WEINGARTEN REALTY INVESTORS, 2600 CITADEL PLAZA DRIVE, HOUSTON, TEXAS 77008, TELEPHONE (713) 866-6000.

                                  THE COMPANY

    Weingarten Realty Investors (the "Company") has owned and developed shopping centers and other commercial real estate since its organization in 1948. The Company's investment focus has been and continues to be on shopping centers. As of March 3, 1995, Trust Managers and executive officers of the Company controlled 4,184,082 Common Shares or approximately 15.9% of the outstanding Shares.

    Initially, the Company grew primarily through development of properties, with 91 of the 161 operating properties having been developed by the Company. With respect to these projects, the Company acquired the raw land, constructed buildings and leased the store spaces. The Company generally develops new projects only when it has leases in place with financially strong and viable anchor retailers. More recently, the Company has expanded its property base primarily through acquisitions of properties previously developed by other parties which satisfy investment criteria similar to those applicable to new developments. Management believes that the majority of the Company's growth in the immediate future will continue to result from acquisitions, due to the continuing over-supply of developed real estate projects, the current lack of capital for most of the Company's competitors to finance new investments and the prevailing market discount from reproduction costs for new projects. As part of its acquisition strategy, the Company seeks under-managed properties in good locations, the value of which can be enhanced through remerchandising and renovating. Geographically, the Company considers expansion in areas where it currently has a presence or where it can acquire within a reasonable time frame a sufficient number of properties that meet its investment criteria.

    An equally important part of the Company's strategy has been to improve the cash flow and value of its existing portfolio through: (i) maximizing rental revenues, occupancy and retail sales, (ii) operating the properties in the most cost effective manner and (iii) renovating and remerchandising the tenant mix with respect to selected properties.

    Management believes that its overall debt structure is conservative. Based upon the approximately $1 billion market value of the Company's equity at December 31, 1994, the Company's debt represented less than 18.6% of its total market capitalization. The Company's ratio of funds from operations before interest expense to fixed charges for the year ended December 31, 1994 was approximately 6.10 to 1.0.

    The Company conducts its operations in order to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). The Company's principal executive offices are located at 2600 Citadel Plaza Drive, Houston, Texas
77008, and its telephone number is (713) 866-6000. As used herein, the term "Company" refers to Weingarten Realty Investors and its predecessors unless the context otherwise specifically requires.


                         DESCRIPTION OF THE TRANSACTION

    The Shares registered pursuant to the Registration Statement of which this Prospectus forms a part are being issued to Rothschild Property Investors L.P. ("Rothschild"), the owner of the assets described below, in payment of the purchase price (the "Purchase Price") for the assets to be acquired pursuant to the transaction described below.

    The Company has entered into a Purchase and Sale Agreement, dated as of March 28, 1995 (the "Agreement"), with Rothschild to acquire a parcel of land, together with all buildings, structures and improvements situated thereon, located in Albuquerque, New Mexico, and known as the Valle del Sol Shopping Center. The Agreement provides that the Company will pay the Purchase Price by issuing 162,500 Shares (the "Purchase Shares") to Rothschild. The expenses of the registration of the Purchase Shares are to be borne by the Company.

    In connection with the issuance of the Purchase Shares in payment of the Purchase Price, the Company has granted to Rothschild, and certain of its affiliates which may receive such Purchase Shares, the right to require the Company to repurchase any of the Purchase Shares owned by Rothschild on the one-year anniversary of the Closing Date, as defined in the Agreement. Not earlier than the one-year anniversary, and not later than 10 days after such anniversary, Rothschild shall state the number of Purchase Shares which it demands that the Company repurchase. If so requested, the Company will be obligated to repurchase such Purchase Shares at a per share price of $39.06. The repurchase obligation terminates upon transfer of the Purchase Shares, subject to certain limited exceptions.

                             DESCRIPTION OF SHARES

GENERAL

    The Shares are issued pursuant to the Declaration of Trust. The Shares, par value $.03 per share, are equal with respect to distribution and liquidation rights, are not convertible, have no preemptive rights to subscribe for additional Shares, are nonassessable (except as described under "Shareholder Liability" below) and are transferable in the same manner as shares of a
corporation.   Each shareholder is entitled to one vote in person or by proxy for each Shares registered in his name and has the right to vote on the election or removal of Trust Managers, amendments to the Declaration of Trust, proposals to terminate, reorganize, merge or consolidate the Company or to sell or dispose of substantially all of the Company's property and with respect to certain business combinations. The Company will have perpetual existence unless and until dissolved and terminated. Except with respect to the foregoing matters, no action taken by the shareholders at any meeting shall in any way bind the Trust Managers. The Shares offered by the Company will be, when issued, fully paid and nonassessable (except as described under "Shareholder Liability" below).

    Several provisions in the Declaration of Trust may have the effect of deterring a take-over of the Company. These provisions restrict ownership of the Company's outstanding equity securities by a single person to not more than 9.8% of such securities to assist in protecting and preserving the qualification of the Company as a REIT under the Code and include a "fair price" provision that would deter a "two-stage" take-over transaction by requiring an 80% vote of outstanding securities entitled to vote thereon for certain defined "business combinations" with shareholders owning more than 50% of the equity securities considered for such purposes if the transaction is neither approved by the Board of Trust Managers nor meets certain price and procedural conditions.

REIT QUALIFICATION

    The Company operates in a manner intended to qualify it for treatment as a REIT under Sections 856 through 860 of the Code. In general, a REIT that distributes to its shareholders at least 95% of its taxable income (other than net capital gain) for a taxable year and that meets certain other conditions will not be taxed on income (including net capital gain) distributed for that year. If the Company fails to qualify as a REIT in any taxable year, it will be taxed as a corporation for that year, and distributions to its shareholders will not be deductible by the Company in computing its taxable income. Under certain circumstances, the Company also will be disqualified from being treated as a REIT for the ensuing four taxable years. Failure to qualify as a REIT could result in the Company incurring indebtedness and perhaps liquidating investments in order to pay its taxes.

    Among the requirements which must be met in order for the Company to qualify as a REIT is that no more than 50% in value of the outstanding capital shares, including in some circumstances capital shares into which outstanding securities might be converted, may be owned actually or constructively by five or fewer individuals or certain other entities at any time during the last half of the Company's taxable year. To assist the Company in meeting this requirement, the Declaration of Trust limits persons to ownership of not more than 9.8% of the outstanding equity securities of the Company, including Shares. Convertible securities (whether in registered or bearer form) are treated as if such securities had been converted in calculating the ownership limit. The Declaration of Trust provides that any attempted transfers of Shares that would cause a person to exceed the limit shall be null and void. However, because the Code imposes broad attribution rules in determining constructive ownership, no assurances can be given that the restrictions of the Declaration of Trust will be effective in maintaining the Company's REIT status. Further, owners of more than 6.5% of the Shares as of January 19, 1988 (currently only Stanford Alexander, who at December 31, 1994 beneficially owned approximately 7.7% of the outstanding Shares) are exempted from the limit. Without shareholder approval, the Company may issue an unlimited number of securities, warrants, rights or other options to purchase Shares and other securities convertible into Shares.

SHAREHOLDER LIABILITY

    The Declaration of Trust provides that no shareholder shall be personally liable for the acts and obligations of the Company and that the funds and property of the Company shall be solely liable for such acts or obligations.
The Declaration of Trust provides that, to the extent practicable, each written instrument creating an obligation of the Company shall contain a provision to that effect. By statute, the State of Texas provides limited liability for shareholders of a REIT organized under the REIT Act. However, certain jurisdictions may not recognize the limited liability provided to shareholders under the REIT Act and, therefore, a shareholder may be held personally liable to the extent that such claims are not satisfied by the Company. Because of the uncertainty that may exist in the laws of certain states in which the Company owns property or conducts business, wholly-owned subsidiary corporations are utilized to own properties in such states. The Bylaws of the Company provide for indemnification of shareholders by the Company for any liabilities incurred in such capacity. The Company carries public liability insurance that the Trust Managers consider adequate. Thus, any risk of personal liability to shareholders is limited to situations in which the Company's assets plus its insurance coverage would be insufficient to satisfy the claims against the Company and its shareholders. The Company believes that its operations have been conducted and will continue to be conducted in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Company.

REGISTRAR AND TRANSFER AGENT

    The Registrar and Transfer Agent for the Shares is KeyCorp
Shareholder Services, Inc. The Shares are listed on the New York Stock Exchange (Symbol: WRI).


                                 LEGAL OPINIONS

    Certain matters with respect to the legality of the securities offered hereby will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas.


                                    EXPERTS

    The consolidated financial statements and related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K and Annual Report to Shareholders for the year ended December 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES TO ANY PERSON IN ANY JURISDICTION TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE MAKING OF ANY SALES HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SUBSEQUENT TO THE DATE HEREOF.



TABLE  OF  CONTENTS

                                   PAGE
                                   ----
Available Information                 2
Incorporation of Certain
  Documents by Reference              2
The Company                           3
Description of the Transaction        3
Description of Shares                 4
Legal Opinions                        5
Experts                               5



                                    162,500


                               WEINGARTEN REALTY
                                   INVESTORS



                     COMMON SHARES OF BENEFICIAL INTEREST



                    ----------------------------------------

                                   PROSPECTUS

                    ----------------------------------------



APRIL      , 1995

                                    PART  II
                  INFORMATION  NOT  REQUIRED  IN  PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.



    SEC Registration fee................................    $ 1,948
    NASD fee............................................          0
    Accounting fees and expenses........................      2,000
    Legal fees and expenses.............................     10,000
    Printing and engraving..............................          0
    Blue Sky fees and expenses (including legal fees)...          0
    Miscellaneous.......................................      1,052
                                                            -------
            Total.......................................    $15,000
                                                            =======


ITEM 15.  INDEMNIFICATION OF TRUST MANAGERS AND OFFICERS.

    Subsection (B) of Section 9.1 of the Texas Real Estate Investment Act (the "Act") empowers a real estate investment trust to indemnify any person who was, is, or is threatened to be made a named defendant or respondent in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative or any inquiry or investigation that can lead to such an action, suit or proceeding because the person is or was a Trust Manager, officer, employee or agent of the real estate investment trust or is or was serving at the request of the real estate investment trust as a Trust Manager, director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another real estate investment trust, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise against expenses (including court costs and attorney fees), judgments, penalties, fines and settlements if he conducted himself in good faith and reasonably believed his conduct was in or not opposed to the best interests of the real estate investment trust and, in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

    The Act further provides that a person may not be indemnified in respect of a proceeding in which the person is found liable on the basis that personal benefit was improperly received by him or in which the person is found liable to the real estate investment trust. Indemnification pursuant to Subsection (B) of
Section 9.1 of the Act is limited to reasonable expenses actually incurred and may not be made in respect of any proceeding in which the person has been found liable for willful or intentional misconduct in the performance of his duty to the real estate investment trust.

    Section 15 of the Act provides that a Trust Manager shall not be liable for any claims or damages that may result from his acts in the discharge of any duty imposed or power conferred upon him by the real estate investment trust, if, in the exercise of ordinary care, he acted in good faith and in reliance upon the written opinion of an attorney for the real estate investment trust. In addition, no Trust Manager shall be liable to the real estate investment trust for any act, omission, loss, damage, or expense arising from the performance of his duty under a real estate investment trust, save only for his own willful misfeasance or malfeasance or negligence.

    Article Sixteen of the Declaration of Trust provides that the Company shall indemnify officers and Trust Managers, as set forth below:

        (a) The Company shall indemnify, to the extent provided in the Company's Bylaws, every person who is or was a Trust Manager or officer of the Company or its corporate predecessor and any person who is or was serving at the request of the Company or its corporate predecessor as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise with respect to all costs and expenses incurred by such person as a result of such person being made or threatened to be made a defendant or respondent in a proceeding by reason of his holding or having held a position named above in this paragraph.

        (b) If the indemnification provided in paragraph (a) is either (i) insufficient to cover all costs and expenses incurred by any person named in such paragraph as a result of such person being made or threatened to be made a defendant or respondent in a proceeding by reason of his holding or having held a position named in such paragraph or (ii) not permitted by Texas law, the Company shall indemnify, to the fullest extent that indemnification is permitted by Texas law, every person who is or was a Trust Manager or officer of the Company or its corporate predecessor and any person who is or was serving at the request of the Company or its corporate predecessor as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise with respect to all costs and expenses incurred by such person as a result of such person being made or threatened to be made a defendant or respondent in a proceeding by reason of his holding or having held a position named above in this paragraph.

    The Company's Bylaws provide that the Company may indemnify any Trust Manager or officer of the Company who was, is or is threatened to be made a party to any suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, because the person is or was a Trust Manager, officer, employee or agent of the Company, or is or was serving at the request of the Company in the same or another capacity in another corporation or business association, against judgments, penalties, fines, settlements and reasonable expenses actually incurred if it is determined that the person: (i) conducted himself in good faith, (ii) reasonably believed that, in the case of conduct in his official capacity, his conduct was in the best interests of the Company, and that, in all other cases, his conduct was at least not opposed to the best interests of the Company, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; provided that, if the person is found liable to the Company, or is found liable on the basis that personal benefit was improperly received by the person, the indemnification (A) is limited to reasonable expenses actually incurred by the person in connection with the proceeding and (B) will not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the Company.

ITEM 16.  LIST OF EXHIBITS.

    Except as indicated below, all Exhibits have been previously filed.

   5.1*   --  Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.

  10.1    --  1988 Share Option Plan of the Company, as amended (filed as
              Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1990 and incorporated herein by reference).

  10.3    --  16% Mortgage Bonds Due 1994 of WRI Holdings, Inc. dated December
              28, 1984, payable to the Company in the original principal amount of $3,150,000 (filed as Exhibit 10.8 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.4    --  Trust Indenture, dated December 28, 1984, between WRI Holdings,
              Inc. and Texas Commerce Bank National Association, as Trustee, relating to the 16% Mortgage Bonds Due 1994 of WRI Holdings, Inc. in the original principal amount of $3,150,000 (filed as Exhibit
              10.9 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.4.1  --  First Supplemental Indenture of Trust between WRI Holdings, Inc.
              and Texas Commerce Trust Company of New York, as Trustee, amending that certain Trust Indenture, dated December 28, 1984, between WRI Holdings, Inc. and Texas Commerce Bank National Association, as Trustee, relating to the 16% Mortgage Bonds Due 1994 of WRI Holdings, Inc. in the original principal amount of $3,150,000 (filed as Exhibit 10.5.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1989 and incorporated herein by reference).

  10.4.2  --  Supplemental Indenture of Trust, dated February 22, 1995, between
              WRI Holdings, Inc. and Texas Commerce Bank National Association relating to the 16% Mortgage Bonds due December 28, 1994 of WRI Holdings, Inc. in the original principal amount of $3,150,000 (filed as Exhibit 10.4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

  10.5    --  16% Mortgage Bonds Due 2004 of WRI Holdings, Inc., dated December
              28, 1984, payable to the Company in the original principal amount of $16,682,000 (filed as Exhibit 10.10 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.6    --  Trust Indenture, dated December 28, 1984, between WRI Holdings,
              Inc. and Texas Commerce Bank National Association, as Trustee, relating to the 16% Mortgage Bonds Due 2004 of WRI Holdings, Inc. in the original principal amount of $16,682,000 (filed as Exhibit
              10.11 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.6.1  --  First Supplemental Indenture of Trust between WRI Holdings, Inc.
              and Texas Commerce Trust Company of New York, as Trustee, amending Trust Indenture, dated December 28, 1984, between WRI Holdings, Inc. and Texas Commerce Bank National Association, as Trustee, relating to the 16% Mortgage Bonds Due 2004 of WRI Holdings, Inc. in the original principal amount of $16,682,000 (filed as Exhibit
              10.7.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1989 and incorporated herein by reference).

  10.7    --  Second Amended Promissory Note, as restated, effective as of
              January 1, 1992, executed by WRI Holdings, Inc., pursuant to which it may borrow up to the principal sum of $20,000,000 from the Company.

  10.8    --  16% Mortgage Bonds Due 2004 of WRI Holdings, Inc., dated December
              28, 1984, payable to the Company in the original principal amount of $7,000,000 (filed as Exhibit 10.13 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.9    --  Trust Indenture, dated December 28, 1984, between WRI Holdings,
              Inc. and Texas Commerce Bank National Association, as Trustee, relating to the 16% Mortgage Bonds Due 2004 of WRI Holdings, Inc. in the original principal amount of $7,000,000 (filed as Exhibit
              10.14 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.9.1  --  First Supplemental Indenture of Trust between WRI Holdings, Inc.
              and Texas Commerce Trust Company of New York, as Trustee, amending Trust Indenture, dated December 28, 1984, between WRI Holdings, Inc. and Texas Commerce Bank National Association, as Trustee, relating to the 16% Mortgage Bonds Due 2004 of WRI Holdings, Inc. in the original principal amount of $7,000,000 (filed as Exhibit
              10.10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1989 and incorporated herein by reference).

  10.10   --  Agreement Correcting Trust Indenture, dated February 11, 1985, relating to 16% Mortgage Bonds Due 2004 of WRI Holdings, Inc. in the original principal amount of $7,000,000 (filed as Exhibit
              10.15 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.11   --  Amended and Restated Loan Agreement of $80,000,000 dated February
              5, 1986, between the Company and Texas Commerce Bank National Association (filed as Exhibit 10.16 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.12   --  First, Second and Waiver and Third Amendment to the Amended and
              Restated Loan Agreement of $80,000,000 dated February 5, 1986, between the Company and Texas Commerce Bank National Association (filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 1989 and incorporated herein by reference).

  10.14   --  Second Amendment to Note Purchase Agreement, dated July 27, 1994, amending Loan Agreement, dated August 6, 1987, and as amended on March 31, 1991, between the Company and Life and Accident Insurance Company for $4,000,000, American General Life Insurance Company of Delaware for $4,000,000, Republic National Life Insurance Company for $3,000,000 and American Amicable Life Insurance Company of Texas for $2,000,000 (filed as Exhibit
              10.15.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated herein by reference).

  10.15   --  The Savings and Investment Plan for Employees of the Company, as
              amended (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 33-25581) and incorporated herein by reference).

  10.16   --  Fifth Amendment to Savings and Investment Plan for Employees of
              Weingarten Realty (filed as Exhibit 4.1.1 to the Company's Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (No. 33-25581) and incorporated herein by reference).

  10.17   --  Loan Agreement of $20,000,000 (as amended, supplemented and restated) dated October 1, 1990, between the Company and Barclays Bank PLC (filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 1990 and incorporated herein by reference).

  10.17.1 --  Agreement and Amendment to Loan Agreement dated as of March 31,
              1993 between the Company and Barclays Bank PLC, amending certain provisions of the Loan Agreement of $20,000,000 dated October 1, 1990.

  10.18   --  Promissory Note and Line of Credit Loan Agreement in the amount of
              $5,000,000, effective as of May 13, 1991, between the Company, as payee, and Leisure Dynamics, Inc. as maker (filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended
3

              December 31, 1991 and incorporated herein by reference).

  10.19   --  Promissory Note in the amount of $12,000,000 between the Company, as payee, and Plaza Construction, Inc., as maker (filed as Exhibit
              10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991 and incorporated herein by reference).

  10.19.1 --  Sixth Renewal and Extension of Promissory Note in the amount of
              $12,000,000, effective as of December 1, 1994, between the Company, as payee, and Plaza Construction, Inc., as maker (filed as Exhibit 10.20.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

  10.20   --  Amended and Restated Master Swap Agreement dated as of January 29,
              1992, between the Company and Texas Commerce Bank National Association (filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated herein by reference).

  10.20.1 --  Rate Swap Transaction, dated as of May 15, 1992, between the
              Company and Texas Commerce Bank National Association (filed as
              Exhibit 10.24.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated herein by reference).

  10.20.2 --  Rate Swap Transaction, dated as of June 24, 1992, between the
              Company and Texas Commerce Bank National Association (filed as
              Exhibit 10.24.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated herein by reference).

  10.20.3 --  Rate Swap Transaction, dated as of July 2, 1992, between the
              Company and Texas Commerce Bank National Association (filed as
              Exhibit 10.24.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated herein by reference).

  10.21   --  Credit Agreement dated as of November 22, 1994 between the Company and Texas Commerce Bank National Association as Agent and individually as a Bank, First Interstate Bank of Texas N.A. and the Banks defined therein, together with Amendment No. 1 to such Credit Agreement dated as of January 31, 1995 (filed as Exhibit 10 to the Company's Registration Statement on Form S-3 (No. 33-57659) and incorporated herein by reference).

  10.22   --  Revolving Credit Note, dated November 22, 1994, between the
              Company and Texas Commerce Bank National Association in the amount of $110,000,000 (filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

  10.23   --  Revolving Credit Note, dated November 22, 1994, between the
              Company and First Interstate Bank of Texas N.A. in the amount of $40,000,000 (filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

  10.24   --  Note Purchase Agreement, dated April 1, 1994, between The Variable
              Annuity Life Insurance Company, American General Life Insurance Company and the Company in the amount of $30,000,000 (filed as Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

  10.25   --  The 1993 Incentive Share Plan of the Company (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 33-52437) and incorporated herein by reference).

  10.26*  --  Form of Purchase and Sale Agreement, dated March 28, 1995, among
              Weingarten Realty Investors and Rothschild Property Investors L.P.

  11.1    --  Computation of Net Income Per Common and Common Equivalent Shares
              (filed as Exhibit 11.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

  13.1*   --  The Weingarten Realty Investors 1994 Annual Report to
              Shareholders.

  24.1*   --  The consent of Andrews & Kurth L.L.P. to the use of their opinion in this Registration Statement is contained in the opinion filed as Exhibit 5.1.

  24.2*   --  The consent of Deloitte & Touche is included in Part II of this
              Registration Statement.

  25.1*   --  Power of attorney, pursuant to which amendments to this
              Registration Statement may be filed, is included in Part II of this Registration Statement.

*   Filed with this report


ITEM 17.  UNDERTAKINGS.

    The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities

Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 26TH DAY OF APRIL, 1995.

                                  WEINGARTEN REALTY INVESTORS


                                      By: /s/ Stanford Alexander
                                      Stanford Alexander, Chairman

                               POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stanford Alexander and Joseph W. Robertson, Jr., and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file this Registration Statement under the Securities Act of 1933, as amended, and any or all amendments (including, without limitation, post-effective amendments), with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done.

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


           Signature               Title                   Date
           ---------               -----                   ----

/s/  Stanford Alexander
- --------------------------  Chairman and Trust Manager    April 26, 1995
     Stanford Alexander      (Chief Executive Officer)


/s/  Andrew M. Alexander
- --------------------------   Executive Vice President/    April 26, 1995
     Andrew M. Alexander       Asset Management and
                                   Trust Manager

/s/    Martin Debrovner
- --------------------------   President, Chief Operating      April 26, 1995
       Martin Debrovner       Officer and Trust Manager

/s/     Melvin A. Dow
- --------------------------   Trust Manager                   April 26, 1995
        Melvin A. Dow

/s/   Stephen A. Lasher
- --------------------------   Trust Manager                   April 26, 1995
      Stephen A. Lasher

/s/Joseph W. Robertson, Jr.
- --------------------------   Executive Vice President and    April 26, 1995
  Joseph W. Robertson, Jr.    Trust Manager
                                 (Chief Financial Officer)

/s/ Douglas W. Schnitzer
- --------------------------   Trust Manager                   April 26, 1995
    Douglas W. Schnitzer

/s/    Marc J. Shapiro
- --------------------------   Trust Manager                   April 26, 1995
       Marc J. Shapiro

/s/     J. T. Trotter
- --------------------------   Trust Manager                   April 26, 1995
        J. T. Trotter

/s/ Stephen C. Richter
- --------------------------   Vice President and Treasurer    April 26, 1995
    Stephen C. Richter        (Principal Accounting Officer)

                         INDEPENDENT AUDITOR'S CONSENT

WEINGARTEN REALTY INVESTORS:

  We consent to the incorporation by reference in this Registration Statement on Form S-2 of Weingarten Realty Investors of our report dated February 22, 1995, appearing in the Annual Report on Form 10-K and the Annual Report to shareholders of Weingarten Realty Investors for the year ended December 31, 1994 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement on Form S-2.

DELOITTE & TOUCHE LLP

Houston, Texas
April 26, 1995

                                 EXHIBIT INDEX


    Except as indicated below, all Exhibits have been previously filed.

   5.1*   --  Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.

  10.1    --  1988 Share Option Plan of the Company, as amended (filed as
              Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1990 and incorporated herein by reference).

  10.3    --  16% Mortgage Bonds Due 1994 of WRI Holdings, Inc. dated December
              28, 1984, payable to the Company in the original principal amount of $3,150,000 (filed as Exhibit 10.8 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.4    --  Trust Indenture, dated December 28, 1984, between WRI Holdings,
              Inc. and Texas Commerce Bank National Association, as Trustee, relating to the 16% Mortgage Bonds Due 1994 of WRI Holdings, Inc. in the original principal amount of $3,150,000 (filed as Exhibit
              10.9 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.4.1  --  First Supplemental Indenture of Trust between WRI Holdings, Inc.
              and Texas Commerce Trust Company of New York, as Trustee, amending that certain Trust Indenture, dated December 28, 1984, between WRI Holdings, Inc. and Texas Commerce Bank National Association, as Trustee, relating to the 16% Mortgage Bonds Due 1994 of WRI Holdings, Inc. in the original principal amount of $3,150,000 (filed as Exhibit 10.5.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1989 and incorporated herein by reference).

  10.4.2  --  Supplemental Indenture of Trust, dated February 22, 1995, between
              WRI Holdings, Inc. and Texas Commerce Bank National Association relating to the 16% Mortgage Bonds due December 28, 1994 of WRI Holdings, Inc. in the original principal amount of $3,150,000 (filed as Exhibit 10.4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

  10.5    --  16% Mortgage Bonds Due 2004 of WRI Holdings, Inc., dated December
              28, 1984, payable to the Company in the original principal amount of $16,682,000 (filed as Exhibit 10.10 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.6    --  Trust Indenture, dated December 28, 1984, between WRI Holdings,
              Inc. and Texas Commerce Bank National Association, as Trustee, relating to the 16% Mortgage Bonds Due 2004 of WRI Holdings, Inc. in the original principal amount of $16,682,000 (filed as Exhibit
              10.11 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.6.1  --  First Supplemental Indenture of Trust between WRI Holdings, Inc.
              and Texas Commerce Trust Company of New York, as Trustee, amending Trust Indenture, dated December 28, 1984, between WRI Holdings, Inc. and Texas Commerce Bank National Association, as Trustee, relating to the 16% Mortgage Bonds Due 2004 of WRI Holdings, Inc. in the original principal amount of $16,682,000 (filed as Exhibit
              10.7.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1989 and incorporated herein by reference).

  10.7    --  Second Amended Promissory Note, as restated, effective as of
              January 1, 1992, executed by WRI Holdings, Inc., pursuant to which it may borrow up to the principal sum of $20,000,000 from the Company.

  10.8    --  16% Mortgage Bonds Due 2004 of WRI Holdings, Inc., dated December
              28, 1984, payable to the Company in the original principal amount of $7,000,000 (filed as Exhibit 10.13 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.9    --  Trust Indenture, dated December 28, 1984, between WRI Holdings,
              Inc. and Texas Commerce Bank National Association, as Trustee, relating to the 16% Mortgage Bonds Due 2004 of WRI Holdings, Inc. in the original principal amount of $7,000,000 (filed as Exhibit
              10.14 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.9.1  --  First Supplemental Indenture of Trust between WRI Holdings, Inc.
              and Texas Commerce Trust Company of New York, as Trustee, amending Trust Indenture, dated December 28, 1984, between WRI Holdings, Inc. and Texas Commerce Bank National Association, as Trustee, relating to the 16% Mortgage Bonds Due 2004 of WRI Holdings, Inc. in the original principal amount of $7,000,000 (filed as Exhibit
              10.10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1989 and incorporated herein by reference).

  10.10   --  Agreement Correcting Trust Indenture, dated February 11, 1985, relating to 16% Mortgage Bonds Due 2004 of WRI Holdings, Inc. in the original principal amount of $7,000,000 (filed as Exhibit
              10.15 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.11   --  Amended and Restated Loan Agreement of $80,000,000 dated February
              5, 1986, between the Company and Texas Commerce Bank National Association (filed as Exhibit 10.16 to the Company's Registration Statement on Form S-4 (No. 33-19730) and incorporated herein by reference).

  10.12   --  First, Second and Waiver and Third Amendment to the Amended and
              Restated Loan Agreement of $80,000,000 dated February 5, 1986, between the Company and Texas Commerce Bank National Association (filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 1989 and incorporated herein by reference).

  10.14   --  Second Amendment to Note Purchase Agreement, dated July 27, 1994, amending Loan Agreement, dated August 6, 1987, and as amended on March 31, 1991, between the Company and Life and Accident Insurance Company for $4,000,000, American General Life Insurance Company of Delaware for $4,000,000, Republic National Life Insurance Company for $3,000,000 and American Amicable Life Insurance Company of Texas for $2,000,000 (filed as Exhibit
              10.15.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated herein by reference).

  10.15   --  The Savings and Investment Plan for Employees of the Company, as
              amended (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 33-25581) and incorporated herein by reference).

  10.16   --  Fifth Amendment to Savings and Investment Plan for Employees of
              Weingarten Realty (filed as Exhibit 4.1.1 to the Company's Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (No. 33-25581) and incorporated herein by reference).

  10.17   --  Loan Agreement of $20,000,000 (as amended, supplemented and restated) dated October 1, 1990, between the Company and Barclays Bank PLC (filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 1990 and incorporated herein by reference).

  10.17.1 --  Agreement and Amendment to Loan Agreement dated as of March 31,
              1993 between the Company and Barclays Bank PLC, amending certain provisions of the Loan Agreement of $20,000,000 dated October 1, 1990.

  10.18   --  Promissory Note and Line of Credit Loan Agreement in the amount of
              $5,000,000, effective as of May 13, 1991, between the Company, as payee, and Leisure Dynamics, Inc. as maker (filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended

              December 31, 1991 and incorporated herein by reference).

  10.19   --  Promissory Note in the amount of $12,000,000 between the Company, as payee, and Plaza Construction, Inc., as maker (filed as Exhibit
              10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991 and incorporated herein by reference).

  10.19.1 --  Sixth Renewal and Extension of Promissory Note in the amount of
              $12,000,000, effective as of December 1, 1994, between the Company, as payee, and Plaza Construction, Inc., as maker (filed as Exhibit 10.20.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

  10.20   --  Amended and Restated Master Swap Agreement dated as of January 29,
              1992, between the Company and Texas Commerce Bank National Association (filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated herein by reference).

  10.20.1 --  Rate Swap Transaction, dated as of May 15, 1992, between the
              Company and Texas Commerce Bank National Association (filed as
              Exhibit 10.24.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated herein by reference).

  10.20.2 --  Rate Swap Transaction, dated as of June 24, 1992, between the
              Company and Texas Commerce Bank National Association (filed as
              Exhibit 10.24.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated herein by reference).

  10.20.3 --  Rate Swap Transaction, dated as of July 2, 1992, between the
              Company and Texas Commerce Bank National Association (filed as
              Exhibit 10.24.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated herein by reference).

  10.21   --  Credit Agreement dated as of November 22, 1994 between the Company and Texas Commerce Bank National Association as Agent and individually as a Bank, First Interstate Bank of Texas N.A. and the Banks defined therein, together with Amendment No. 1 to such Credit Agreement dated as of January 31, 1995 (filed as Exhibit 10 to the Company's Registration Statement on Form S-3 (No. 33-57659) and incorporated herein by reference).

  10.22   --  Revolving Credit Note, dated November 22, 1994, between the
              Company and Texas Commerce Bank National Association in the amount of $110,000,000 (filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

  10.23   --  Revolving Credit Note, dated November 22, 1994, between the
              Company and First Interstate Bank of Texas N.A. in the amount of $40,000,000 (filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

  10.24   --  Note Purchase Agreement, dated April 1, 1994, between The Variable
              Annuity Life Insurance Company, American General Life Insurance Company and the Company in the amount of $30,000,000 (filed as Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

  10.25   --  The 1993 Incentive Share Plan of the Company (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (No. 33-52437) and incorporated herein by reference).

  10.26*  --  Form of Purchase and Sale Agreement, dated March 28, 1995, among
              Weingarten Realty Investors and Rothschild Property Investors L.P.

  11.1    --  Computation of Net Income Per Common and Common Equivalent Shares
              (filed as Exhibit 11.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

  13.1*   --  The Weingarten Realty Investors 1994 Annual Report to
              Shareholders.

  24.1*   --  The consent of Andrews & Kurth L.L.P. to the use of their opinion in this Registration Statement is contained in the opinion filed as Exhibit 5.1.

  24.2*   --  The consent of Deloitte & Touche is included in Part II of this
              Registration Statement.

  25.1*   --  Power of attorney, pursuant to which amendments to this
              Registration Statement may be filed, is included in Part II of this Registration Statement.

*   Filed with this report